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September 6, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Finance

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Kevin Kuhar

Re:	Invizyne Technologies Inc.
Comments to Amendment No. 4, to Registration Statement on Form S-1
Filed Date: August 1, 2024
Amendment No. 5 file date: September 6, 2024
File No. 333-276987

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2024, commenting on Amendment No. 4, to the Registration Statement on Form S-1 (“Form S-1”), of Invizyne Technologies Inc. (the “Company”), which was filed on August 1, 2024.

I am responding on behalf of the Company, as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Amendment No. 4 to Registration Statement on Form S-1

General

1. Please revise the heading on the cover pages of both the primary prospectus and the resale prospectus to accurately reflect all securities being registered and offered. In this regard, we note the first paragraph of the Exhibit 5.1 legal opinion.

Securities and Exchange Commission

September 6, 2024

RESPONSE:

In answer to the above comment and the discussion had with Mr. Howes, the opinion of Golenbock Eiseman Assor Bell & Peskoe, filed as Exhibit 5.1 to the Form S-1, has been amended and refiled in its entirety to change the numbers relating to the underwriter’s warrant and shares underlying the underwriter’s warrant so that they correspond to the number of warrants and shares as disclosed on the cover page of the prospectus forming a part of the Form S-1.

Additionally, because there is a change in the terms of the offering by the addition of a Long Term Investor Right (“LTIR”), which is a contractual obligation of the Company coupled with the shares being sold in the Company offering, we have added a heading to the Company offering prospectus for the LTIR.

2. We note your disclosure regarding the concentration of ownership of the company on pages 22 and 56. Please advise whether you will be a “controlled company” within the meaning of the Nasdaq corporate governance rules. If so, please include appropriate disclosure on both versions of the prospectus cover page, in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. Note that the cover page and Prospectus Summary disclosure should include the identity of your controlling shareholder, the amount of voting power the controlling shareholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

RESPONSE:

After the consummation of the offering, MDB Capital Holdings, LLC will own on a beneficial basis, determined in accordance with Rule 13d-3 under the Securities Act of 1933, as amended, 48.89% of the common stock of the Company. If the overallotment option is exercised, that percentage will decrease. If you calculate the percentage on an actual outstanding share basis, then after the offering, MDB Capital Holdings, LLC will own 48.36% of the Company. Nasdaq defines a “controlled company” as a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group. Therefore, for purposes of Nasdaq, the Company will not be treated as a controlled company.

*****

Securities and Exchange Commission

September 6, 2024

Addition of LTIR to the Offering

The Company has decided to add a LTIR to the offering. I refer you to the Registration Statement 333-198073 where such a LTIR was offered by Second Sight Medical Products, Inc. in or about September 2014. The Company has added the disclosure about the LTIR to the S-1, Amendment #5 being filed at this time, reflecting the several comments over several letter from the SEC in the Staff’s review of that offering. This disclosure will be marked in the filing. Additionally, the fee table and the Golenbock opinion exhibits have been changed to reflect the LTIR.

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Michael Heltzen,
Chief Executive Officer

Mr. Mo Hayat,
President